Exhibit 99.1
BANK OF MONTREAL
Corporate Secretary’s Department
21st Floor, 100 King Street West
First Canadian Place
Toronto, Ontario M5X 1A1
Telephone: (416) 867-6786
Fax:            (416) 867-6793
E-mail:        karen.eastburn@bmo.com
January 6, 2011
Alberta Securities Commission
British Columbia Securities Commission
Autorité des marchés financiers
Manitoba Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Prince Edward Island Securities Commission
The Saskatchewan Securities Commission
Government of Northwest Territories
Government of Nunavut
Government of Yukon
Toronto Stock Exchange — Advisory Affairs Division
The Canadian Depository for Securities Ltd. (By fax)
Dear Sir/Madams:
Annual Meeting — Bank of Montreal
     As required under National Instrument 54-101 (NI 54-101), Communication with Beneficial Owners of Securities of a Reporting Issuer, we advise the following:

Date of Annual Meeting of Shareholders	March 22, 2011
Record Date for Notice and Voting	February 1, 2011
Beneficial Ownership Determination Date	February 1, 2011
Securities entitled to Receive Notice of and
Vote at the Meeting	Common Shares
Special Meeting (as defined in NI 54-101)	No
Yours Truly,
/s/  Karen Eastburn
Karen Eastburn
Assistant Corporate Secretary